UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

PHP Ventures Acquisition Corp.

(Name of Issuer)

Units

(Title of Class of Securities)

69291C205

(CUSIP Number)

September 1, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69291C205

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATW SPAC MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 450,000*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 450,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.54%*
12.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. 69291C205

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Antonio Ruiz-Gimenez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 450,000*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 450,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.54%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

Item 1.

(a)	Name of Issuer PHP Ventures Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 25, Jalan SS19/4E Subang Jaya Selangor N8 47500

Item 2.

(a)	Name of Person Filing: ATW SPAC Management LLC* Antonio Ruiz-Gimenez*

(b)	Address of the Principal Office or, if none, residence 7969 NW 2nd Street, #401 Miami, Florida 33126

(c)	Citizenship ATW SPAC Management LLC – Delaware Antonio Ruiz-Gimenez – Spain

(d)	Title of Class of Securities Units

(e)	CUSIP Number 69291C205

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:         N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: ATW SPAC Management LLC – 450,000* Antonio Ruiz-Gimenez – 450,000*

(b)	Percent of class: ATW SPAC Management LLC – 8.54%* Antonio Ruiz-Gimenez – 8.54%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote ATW SPAC Management LLC – 0 Antonio Ruiz-Gimenez – 0

(ii)	Shared power to vote or to direct the vote ATW SPAC Management LLC – 450,000* Antonio Ruiz-Gimenez – 450,000*

(iii)	Sole power to dispose or to direct the disposition of ATW SPAC Management LLC – 0 Antonio Ruiz-Gimenez – 0

(iv)	Shared power to dispose or to direct the disposition of ATW SPAC Management LLC – 450,000* Antonio Ruiz-Gimenez – 450,000*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

* The securities of PHP Ventures Acquisition Corp., a blank check company incorporated under the laws of the State of Delaware (the “Issuer”), reported herein are held in the form of units (the “Units”). Each Unit consists of one share of Class A common stock (“Shares”), one-half of one redeemable warrant and one right as described in more detail in the Issuer’s prospectus filed with the SEC on August 13, 2021 (the “Prospectus”). Each whole warrant entitles the holder thereof to purchase one Share. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. Each right entitles the holder thereof to receive one-tenth (1/10) of one Share upon consummation of the Issuer’s Initial Business Combination, as described in more detail in the Prospectus.

The Units are held by one or more separately managed accounts managed by ATW SPAC Management LLC, a Delaware limited liability company (the “Adviser”), which has been delegated exclusive authority to vote and/or direct the disposition of such Units held by such separately managed accounts, which are sub-accounts of one or more pooled investment vehicles (the “Funds”) managed by a Delaware limited liability company. Antonio Ruiz-Gimenez is the Managing Member of the Adviser. For the purposes of Reg. Section 240.13d-3, the reporting persons herein are deemed to beneficially own an aggregate of 450,000 Units, or 8.54%, of the 5,270,900 Units that were issued (assuming no exercise of the underwriters’ over-allotment option and the forfeiture by the Issuer’s sponsor of 187,500 founder shares), as disclosed in the Prospectus. The first date reported above represents the date on which the sub-manager discovered a filing obligation; the manager of the sub-accounts has previously filed for all positions, and the triggering transactions incurred previous to this date. Shares beneficially owned and shares outstanding are reported as of the filing date.

This report shall not be deemed an admission that the Adviser, the Funds or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Units reported herein except to the extent of the reporting person’s pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2021

ATW SPAC Management LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Units of PHP Ventures Acquisition Corp. together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: September 13, 2021

ATW SPAC Management LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually